Exhibit 18.1

September 26, 2014

Board of Directors

United Community Bancorp

As stated in notes to the consolidated financial statements of United Community Bancorp (the “Company”) for the year ended June 30, 2014, the Company changed the method of accounting for mortgage servicing rights from the amortization method to the fair value measurement method. It should be understood that the preferability of one acceptable method of accounting over another for valuing mortgage servicing rights has not been addressed in any authoritative accounting literature. At your request, we have reviewed and discussed with management the circumstances, business judgment, and planning that formed the basis for making this change in accounting principle.

Based on our review and discussion, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with FASB Accounting Standards Codification 250-10-20, Accounting Changes and Error Corrections.

Very truly yours,

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio